# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioNTech SE, CIK 0001776985
CUSIP: 09075V102
Title of class of securities: Ordinary Shares, no par value per share (EUR1.00 nominal amount) (including Ordinary Shares represented by American Depositary Shares)
Address of issuer's principal executive offices: An der Goldgrube 12, Mainz, Germany (2M), 55131
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0002056296-25-000003
Filed by CIK 0002123975

## Reporting persons
- Medine GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 39,218,111; sole dispositive power 0; shared dispositive power 39,111,390; aggregate amount beneficially owned 39,218,111 (15.5% of the class)
  Comment: Item 9: Consists of 39,111,390 ordinary shares held by Medine GmbH and 106,721 ordinary shares held by a former colleague, over which shares Prof. Ugur Sahin, M.D. retains voting power pursuant to a written arrangement. Pursuant to this arrangement, Prof. Ugur Sahin, M.D. retains voting power, but not dispositive power, over such shares, and accordingly Medine GmbH and Prof. Ugur Sahin, M.D. each may be deemed beneficially to own such shares.
- Ugur Sahin: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); sole voting power 858,209; shared voting power 39,218,111; sole dispositive power 858,209; shared dispositive power 39,111,390; aggregate amount beneficially owned 40,076,320 (15.8% of the class)
  Comment: Item 6: Consists of 39,111,390 ordinary shares held by Medine GmbH, 858,209 ordinary shares held by Prof. Ugur Sahin, M.D., and 106,721 ordinary shares held by a former colleague, over which shares Prof. Ugur Sahin, M.D. retains voting power pursuant to a written arrangement. Pursuant to this arrangement, Prof. Ugur Sahin, M.D. retains voting power, but not dispositive power, over such shares, and accordingly Medine GmbH and Prof. Ugur Sahin, M.D. each may be deemed beneficially to own such shares.

## Item 1. Issuer
Name of issuer: BioNTech SE
Address of issuer's principal executive offices: An der Goldgrube 12, Mainz, Germany, 55131

## Item 2. Person Filing
Name of person filing:
This Amendment No. 6 to Schedule 13G is being jointly filed by Medine GmbH and Prof. Ugur Sahin, M.D., each of the foregoing, a "Reporting Person," and together, the "Reporting Persons".

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2020, a copy of which is incorporated by reference herein to Exhibit on the Schedule 13G filed on February 13, 2020, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Philipp-von-Zabern-Platz 1, D-55116 Mainz, Germany.
Citizenship: Medine GmbH is a German limited liability company (Gesellschaft mit beschrankter Haftung). Prof. Ugur Sahin, M.D. is a citizen of Turkey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages, which were calculated based on 252,884,261 ordinary shares of the Issuer outstanding as of March 31, 2026.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See responses to Item 2(a) and Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See responses to Item 2(a) and Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Medine GmbH: /s/ Prof. Ugur Sahin, M.D., Prof. Ugur Sahin, M.D./Authorized Signatory (05/15/2026)
- Ugur Sahin: /s/ Prof. Ugur Sahin, M.D., Prof. Ugur Sahin, M.D. (05/15/2026)